PT INDOSAT TBK

ANNOUNCEMENT TO THE SHAREHOLDERS

It is hereby announced to the shareholders of PT Indosat Tbk (hereinafter referred to as the “Company”) that the Company’s Annual General Meeting of Shareholders (hereinafter referred to as “AGMS” or the “Meeting”) which was convened on Tuesday, June 18, 2013 at the Auditorium of Indosat Building, Jl. Medan Merdeka Barat No.21, Jakarta 10110, has passed the following resolutions:

First Agenda:

a.

To approve the annual report of the Company for the financial year ended 31 December 2012;

b.

To ratify the financial statements of the Company for the financial year ended 31 December 2012 which have been audited by the Office of Public Accountant Purwantono, Suherman & Surja based on their report No. RPC-3908/PSS/2013, dated 29 April 2013 ; and

c.

To approve the full release and discharge of the members of the Board of Commissioners from their supervisory responsibilities and of the members of the Board of Directors from its managerial responsibilities in relation to the Company, to the extent that their actions are reflected in the annual report and financial statements of the Company for the financial year ended 31 December 2012 and such actions do not conflict with or violate the prevailing laws and regulations.

Second Agenda:

a.

To determine the allocation of net profit of the Company for the financial year ended December 31, 2012 with the following composition:

•

For dividend, an amount of Rp34.52  per share;

•

not to allocate for mandatory reserve fund considering that the mandatory reserve fund of the Company has met the minimum amount as stipulated by the prevailing laws; and

•

The remaining amount will be allocated for re-investment and working capital.

b.

To authorize the Board of Directors of the Company with the right of substitution to effect the payment of dividend in accordance with the provisions above and/or subject to the requirements of the prevailing laws and regulations.

Third Agenda:

To approve the total remuneration of the Company’s Board of Commissioners for the year 2013 amounting to Rp24,761,000,000 consists of:

1.

The total annual cash remuneration for 2013 starting from January 1, 2013 amounting to Rp7,449,000,000 including honorarium and provisions for committee fees which is to be paid by the Company and is determined proportionally based on the composition of the Board of Commissioners for the year 2013 with the details as follows:

-

President Commissioner    : Rp869,000,000

-

Commissioner (average)    : Rp731,000,000

The remuneration of the member of the Board of Commissioners may differ to take into account each member of the Board of Commissioners’ duties and responsibilities on committees of the Board of Commissioners.

2.

Attendance in the Board of Commissioners/Committee Meeting allowance amounting to Rp1,920,000,000 which is paid based on attendance on official board meeting.  This allowance is replacing other board fixed allowances.

3.

Allocation year 2013 for Restricted Share Unit Plan year 2012 which is a long term incentive based on virtual share price amounting to Rp2,630,000,000.

4.

Allocation year 2013 for Restricted Share Unit Plan year 2013 which is a long term incentive based on virtual share price amounting to Rp2,801,000,000.

5.

Allocation for End of Service Benefits for the Board of Commissioners amounting to Rp1,463,000,000. This benefit shall be provided at the end of appointment period as a member of the Board of Commissioners. This is in line with applicable practice in several companies.

6.

Income tax facility, and the allocation for Members of Independent Audit Committee that are not a member of Board of Commissioners, Board of Commissioners’’ secretarial staffs and assistant amounting to Rp8,498,000,000.

Fourth Agenda:

To delegate authority to the Board of Commissioners with the right of substitution to appoint the Company’s Independent Auditor to audit the Company’s financial statements for the year 2013 including to determine the terms and conditions of such appointment and to appoint a replacement for the Company’s Independent Auditor should the Independent Auditor duly appointed by the Board of Commissioners cannot fulfill or implement its task for any reason whatsoever, based on the prevailing rules and regulation.

Fifth Agenda:

a.

To honourably discharge Mr. Frederik Johannes Meijer as a Director of the Company as of closing of the AGMS with appreciation and gratitude, and to release and discharge him from his management liabilities incurred between 1 January 2013 until closing of the AGMS to the extent that actions taken during such management duties do not conflict with or violate the prevailing laws and regulations.

b.

To honourably discharge Mr. Thia Peng Heok George as an Independent Commissioner of the Company as of the closing of the AGMS with appreciation and gratitude, and to release and discharge him from his supervision liabilities that may have incurred between 1 January 2013 and the close of the AGMS, to the extent that actions taken during such supervision duties do not conflict with or violate the prevailing laws and regulations.

c.

To appoint Ms. Cynthia Alison Gordon as Commissioner of the Company, as of the closing of the AGMS until the closing of the Annual General Meeting of Shareholders in the year 2016 in accordance with the Articles of Association of the Company.

d.

 With due regard to the above resolutions, therefore:

The composition of the Board of Commissioners of the Company as of the closing of the AGMS until the closing of the Annual General Meeting of Shareholders in the year 2016 (in accordance with the Articles of Association of the Company) shall be as follows:

-

H.E Sheikh Abdulla Mohammed S.A.  Al-Thani, President Commissioner

-

Dr. Nasser Mohammed Marafih, Commissioner

-

Mr. Rachmad Gobel, Commissioner

-

Mr. Rionald Silaban, Commissioner

-

Mr. Beny Roelyawan, Commissioner

-

Ms. Cynthia Alison Gordon, Commissioner

-

Mr. Soeprapto, Independent Commissioner

-

Mr. Chris Kanter, Independent Commissioner

-

Mr. Richard Farnsworth Seney, Independent Commissioner

-

Mr. Rudiantara, Independent Commissioner

And the composition of the Company’s Board of Directors as of the closing of the AGMS until the close of the Annual General Meeting of Shareholders in the year 2015 (in accordance with the Articles of Association of the Company) shall be as follows:

-

Mr. Alexander Rusli, President Director

-

Mr. Curt Stefan Carlsson, Director

-

Mr. Hans Christiaan Moritz, Director

-

Mr. Fadzri Sentosa, Director

a.

Further, to delegate the authority to the Board of Commissioners in accordance with Article 92 paragraph (5) of the Law No 40 of 2007 on Limited Liability Company, based on the President Director’s proposal:

(i)

to determine the distribution of duties and responsibilities of the members of the Board of Directors (to the extent not determined by the General Meeting of Shareholders), and/or

(ii)

to change the distribution of duties and responsibilities of the members of the Board of Directors from time to time.

a.

To appoint and grant the authority with the right of  substitution, to the Board of Directors of the Company to either individually or jointly do any actions related to the resolution of the AGMS, including but not limited to appear before any authority, to discuss, to give and/or ask for information, to submit a notification with regard to the appointment of the Board of Commissioners and Board of Directors of the Company to the Minister of Law and Human Rights of the Republic of Indonesia and any other related authorized institutions, to register the composition of the Board of commissioners and Board of Directors as approved by the AGMS in the Company Registration in the Ministry of Trade, to make or cause to be made and to sign the deeds and letters or any necessary documents including to make amendments and/or additions which required to obtain the approval from any authority, to appear before the notary, to have the deed restating the Company’s AGMS resolutions made, prepared and finalized including to inform change of name of the Company’s main shareholder, from previously Qatar Telecom (Qtel Asia) Pte. Ltd. to become Ooredoo Asia Pte. Ltd., and moreover to take any necessary actions which should be and or could be made for the purpose of implementing/materializing the resolutions of this AGMS and/or to comply with the prevailing laws and regulations.

The manner for the distribution of dividend are as follows:

1.

Cash dividend for the year ended December 31, 2012 of Rp34.52 per share will be paid to:

a.

The Company’s shareholders whose names are registered as account holders in PT Kustodian Sentral Efek Indonesia (“PT KSEI”) Collective Custody as of 4:00 p.m. Western Indonesia Time on July 15, 2013.

b.

The Company’s shareholders whose names are registered in the Company’s Shareholders Register maintained by the Shares Administration Bureau of the Company (PT EDI Indonesia) as of 4:00 p.m. Western Indonesia Time on July 15, 2013.

1.

The basis for inclusion in the Company’s Shareholders Register or the Account Holder List are all the shares trading on the Indonesia Stock Exchange for:

Remaining Of The Cash Dividend per Share for The Year 2012		Rp34.52 per share
Cum Dividend	Regular and Negotiable Market	July 10, 2013
	Cash Market	July 15, 2013
Ex Dividend	Regular and Negotiable Market	July 11, 2013
	Cash Market	July 16, 2013
Recording Date of dividend		July 15, 2013
Dividend payment Date		July 29, 2013

2.

Cash dividend payment shall only be made via Bank transfer with the following conditions:

a.

Shareholders whose shares are electronically registered into the Collective Custody of PT KSEI, cash dividend payment will be made through PT KSEI.

b.

Shareholders whose shares are not electronically registered into the Collective Custody of PT KSEI shall submit a written information on their designated Bank Account to the Shares Administration Bureau of the Company (PT EDI Indonesia), Wisma SMR 10th floor, Jl. Yos Sudarso Kav. 89, Jakarta 14350. Tel (021) 651 5130, Fax: (021) 651 5131 email: bae@edi-indonesia.co.id by 4:00 p.m. Western Indonesia Time on July 15, 2013.

1.

Payment of cash dividend to holders of ADS will be made via PT Bank Mandiri (Persero) Tbk or any other Banks/local custodians authorized by the Bank of New York Mellon, in accordance with the amount registered in the Shareholders Register of the Company or the Account Holders Register as of July 15, 2013 at 16:00 Western Indonesia Time, at the Shares Administration Bureau or at PT KSEI Collective Custody.

5.

In compliance with the Indonesian tax regulation currently in force, the Company will collect any tax on the above payment of cash dividend.

This announcement is hereby made to the attention of all shareholders.

Jakarta, June 20, 2013

PT INDOSAT Tbk

Board of Directors

ANNOUNCEMENT

PT Indosat Tbk (the “Company”)

Jl. Medan Merdeka Barat No. 21

Jakarta

In accordance with Article 68 paragraph (4) of Law No. 40 Year 2007 on Limited Liability Company, the Company’s Board of Directors hereby announce that the Company’s Consolidated Balance Sheets, Consolidated Statements of Income and Consolidated Statements of Changes in Stockholders Equity as announced by the Company in daily newspapers namely Bisnis Indonesia, Investor Daily, and The Jakarta Post on April 30, 2013 have been ratified by the shareholders in the Company’s Annual General Meeting of Shareholders held on Tuesday, dated June 18, 2013

The announcement of the Consolidated Balance Sheets, Consolidated Statements of Income and Consolidated Statements of Changes in Stockholders Equity can be viewed on the Company’s website at www.indosat.com or can be obtained from the company’s Investor Relations Group at Indosat Building, 2nd floor, Front Podium, Jl. Medan Merdeka Barat No. 21, Jakarta 10110. Tel. (021) 3044 2615, Fax. (021) 3000 3757.

Jakarta, June 20, 2013

PT INDOSAT Tbk

Board of Directors